July 21, 2009
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Shaw Communications Inc. Form 40-F for the year ended August 31, 2008 Filed: December 1, 2008 File No: 1-14684
Dear Mr. Spirgel:
This letter is to acknowledge Shaw’s receipt of your supplemental letter dated June 30, 2009 regarding the Shaw Form 40-F described above and Shaw’s response letter dated June 12, 2009 to the original comment letter dated April 21, 2009. As discussed on the telephone with Claire DeLabar today, Shaw is requesting an additional extension of time until August 17, 2009 to respond to this supplemental letter. We understand that the staff does not object to this request.
Please do not hesitate to call me at (403) 750-4564 if you would like to discuss this matter.
Sincerely,
/s/  Rhonda Bashnick
Rhonda Bashnick
VP Finance
Shaw Communications Inc.
Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue SW, Calgary, Alberta T2P 4L4
Telephone (403) 750-4500  •  Facsimile (403) 750-4501